July 25, 2016

Ms. Erin E. Martin

Special Counsel

Office of Financial Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pacific Continental Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed July 21, 2016

File No. 333-211942

Dear Ms. Martin:

On behalf of Pacific Continental Corporation (the “Company”), we hereby electronically transmit, pursuant to Regulation S-T, Amendment Number 3 to Registration Statement on Form S-4 (File No. 333-211942) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from Amendment No.2 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2016.

This letter responds to the oral comments of the staff of the Commission received telephonically, on July 22, 2016, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company. The Commission’s oral comment is set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement.

Material United States Federal Income Tax Consequences of the Merger, page 78

1.	Please provide an opinion that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Response: On page 79, each of Sidley Austin LLP, counsel to Foundation Bancorp, Inc., and Pillsbury Winthrop Shaw Pittman LLP, counsel to the Company, has opined that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Ms. Erin E. Martin

Securities and Exchange Commission

July 25, 2016

We believe that the proposed modifications to the Registration Statement are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 415.983.1516.

Very truly yours,

/s/ Rodney R. Peck
Rodney R. Peck

Enclosures

cc:	Richard R. Sawyer

Roger S. Busse

Patricia F. Young